--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 2
                               TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         QUICKTURN DESIGN SYSTEMS, INC.

                           (Name of Subject Company)

                          MENTOR GRAPHICS CORPORATION
                                   MGZ CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                       (including the Associated Rights)

                         (Title of Class of Securities)

                                   74838E102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

         JOHN J. HUBER, ESQ.                   CHRISTOPHER L. KAUFMAN, ESQ.
           LATHAM & WATKINS                          LATHAM & WATKINS
    1001 PENNSYLVANIA AVENUE, N.W.                    75 WILLOW ROAD
         WASHINGTON, DC 20004                  MENLO PARK, CALIFORNIA 94025
            (202) 637-2200                            (650) 328-4600

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 74838E102

________________________________________________________________________________
(1) Name of reporting persons: Mentor Graphics Corporation

I.R.S. Identification No. of above person (entities only): 93-0786033

________________________________________________________________________________
(2) Check the appropriate box if a member of a group (see instructions):

                                                                         (a) / /

                                                                         (b) / /

________________________________________________________________________________
(3) SEC use only

________________________________________________________________________________
(4) Source of funds (see instructions): BK, WC

________________________________________________________________________________
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             / /

________________________________________________________________________________
(6) Citizenship or place of organization: Oregon

________________________________________________________________________________
(7) Aggregate amount beneficially owned by each reporting person: 791,500 shares of common stock(1)

________________________________________________________________________________
(8) Check box if the aggregate amount in Row (7) excludes certain shares (see instructions):

                                                                             / /

________________________________________________________________________________
(9) Percent of class represented by amount in Row (7): 4.4%(1)

________________________________________________________________________________
(10) Type of reporting person (see instructions): CO

________________________________________________________________________________

(1) 200,000 shares are represented by a warrant to acquire (after taking into account a reverse stock split) 200,000 shares of Company Common Stock at an exercise price of $30.00 per share, which warrant expires on February 27, 2000.

    MGZ Corp., a Delaware corporation ("Purchaser"), and Mentor Graphics Corporation, an Oregon corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed on August 12, 1998 (the "Statement"), as amended, with respect to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.001 per share, of Quickturn Design Systems, Inc., a Delaware corporation, for a purchase price of $12.125 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 2. Capitalized terms used herein and not defined have the meanings ascribed to them in the Statement.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    Parent is the holder of an unsecured subordinated promissory note of the Company dated September 29, 1993 (the "Promissory Note"), a copy of which is attached hereto as Exhibit (c)(1) and is incorporated herein by reference, issued in connection with the termination of a Remarketing Agreement between Parent and PiE Design Systems, Inc., which merged with the Company in June 1993. Pursuant to the terms of the Promissory Note, the Company agreed to pay Parent the principal sum of $3,000,000, together with interest on the outstanding principal sum at a rate of four percent (4%) per annum, in five equal installments commencing on September 30, 1994. The final installment of $600,000 under the Promissory Note is due and payable on September 30, 1998.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    On February 28, 1992, the Company granted Parent a warrant (the "Warrant"), a copy of which is attached hereto as Exhibit (c)(2) and is incorporated herein by reference, in connection with the sale by Parent to the Company of a patent covering certain emulation technology and related assets. After giving effect to a reverse stock split of the Company Common Stock in December 1993, the Warrant entitles Parent to acquire 200,000 shares of Company Common Stock at an exercise price of $30.00 per share. The Warrant expires on February 27, 2000. Also on February 28, 1992, Parent and the Company entered into a registration rights agreement (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit (c)(3) and is incorporated herein by reference. The Registration Rights Agreement provides for the registration of the shares issuable upon exercise of the Warrant at such time as the Company proposes to register any of its stock or other securities under the Securities Act, subject to certain limitations set forth therein.

    Parent is also the holder of the Promissory Note as described above under
Item 3.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
  WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Parent is the holder of the Promissory Note and Warrant, each as described above under Items 3 and 6. Parent and the Company have entered into the Registration Rights Agreement as described above under Item 6.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) of the Statement is hereby amended and supplemented by the following:

    1. On August 24, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

    2. The following paragraph is added and inserted after the first paragraph under the heading "Other Information" on page 17 of the Offer to Purchase:

    Parent is the holder of an unsecured subordinated promissory note of the Company dated September 29, 1993 (the "Promissory Note"), issued in connection with the termination of a Remarketing

Agreement between Parent and PiE Design Systems, Inc., which merged with the Company in June 1993. Pursuant to the terms of the Promissory Note, the Company agreed to pay Parent the principal sum of $3,000,000, together with interest on the outstanding principal sum at a rate of four percent (4%) per annum, in five equal installments commencing on September 30, 1994. The final installment of $600,000 under the Promissory Note is due and payable on September 30, 1998.

    3. The following paragraph is added and inserted after the first full paragraph of Schedule II of the Offer to Purchase:

    Parent is the holder of a warrant to acquire 200,000 shares of Company Common Stock at an exercise price of $30.00 per share (the "Warrant"). The Warrant was issued on February 28, 1992 in connection with the sale by Parent to the Company of a patent covering certain emulation technology and related assets and expires on February 27, 2000. Parent and the Company entered into a registration rights agreement on February 28, 1992 which provides for the registration of the shares issuable upon exercise of the Warrant at such time as the Company proposes to register any of its stock or other securities under the Securities Act, subject to certain limitations set forth therein.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(9)--Press Release dated August 24, 1998
(c)(1)--Unsecured Subordinated Promissory Note dated September 29, 1993
(c)(2)--Warrant granted by the Company to Parent dated February 28, 1992
(c)(3)--Registration Rights Agreement between Parent and the Company dated February 28, 1992

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 1998          MENTOR GRAPHICS CORPORATION

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Executive Vice President, Chief Operating
                                     Officer and Chief Financial Officer

                                MGZ CORP.

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Secretary and Chief Financial Officer